CUSIP No. 561409103	Page 1 of 19 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MALVERN BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

561409103
(CUSIP Number)

Mr. Richard Lashley
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540
(973) 360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 561409103	Page 2 of 19 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 390,803
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 390,803
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,803
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 561409103	Page 3 of 19 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,142
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 250,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,366
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,366
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 561409103	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,301
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,301
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 561409103	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,301
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,301
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 561409103	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 471,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 471,104
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,104
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 561409103	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 471,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 471,104
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,104
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 561409103	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,149
	8	SHARED VOTING POWER 471,104
	9	SOLE DISPOSITIVE POWER 2,149
	10	SHARED DISPOSITIVE POWER 471,104
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,253
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 561409103	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,295
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,295
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 561409103	Page 11 of 19 Pages

Item 1.	Security and Issuer

This initial Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Malvern Bancorp, Inc. (the “Company” or “Malvern”).  The address of the principal executive offices of the Company is 42 East Lancaster Avenue, Paoli, PA 19301.

Item 2.	Identity and Background

This initial Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Schedule 13D.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC;

●	Richard J. Lashley, as an individual.

(a)-(c)           This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 561409103	Page 12 of 19 Pages

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Richard J. Lashley, as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 473,253 shares of Common Stock of the Company acquired at an aggregate cost of $4,223,092.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin from BNP Paribas or other loans outstanding secured by Common Stock except for Focused Fund.

The amount of funds expended by Financial Edge Fund to acquire the 250,142 shares of Common Stock it holds in its name is $2,259,765.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

CUSIP No. 561409103	Page 13 of 19 Pages

The amount of funds expended by Financial Edge Strategic to acquire the 80,366 shares of Common Stock it holds in its name is $673,354.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 60,295 shares of Common Stock it holds in its name is $500,678.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 80,301 shares of Common Stock it holds in its name is $774,610.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Richard J. Lashley to acquire the 2,149 shares of Common Stock he holds in his name is $14,685.  Such funds were provided from Mr. Lashley’s available capital.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s initial Schedule 13D filing.  The PL Capital Group owns 7.2% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of October 12, 2012 (which includes the impact of the conversion and reorganization of Malvern Federal Bancorp, Inc. into Malvern on October 11, 2012).  PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued and the Company has the opportunity to increase long term shareholder value through stock repurchases, nonperforming asset reductions and increased earnings.  PL Capital’s intent is to monitor the performance of the Company and the decisions made by the Company’s management and board, and as it deems necessary, assert PL Capital Group’s stockholder rights.

On October 18, 2012 the PL Capital sent a letter dated October 17, 2012 to the Chairman and CEO of the Company.  The letter relates to certain corporate governance changes made by the Company.  A copy of the letter is attached as Exhibit 2.

Unless otherwise noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 561409103	Page 14 of 19 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 6,558,762, reported as the number of outstanding shares of the Company as of October 11, 2012, in Malvern Federal Bancorp, Inc.’s Current Report on Form 8-K filed on October 10, 2012.  On October 11, 2012 Malvern Federal Bancorp, Inc. completed its plan of conversion and reorganization and Malvern became its successor.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)	Financial Edge Fund made the following purchases (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total (Cost)
10/12/2012	70,550	$10.60	$(751,340)
10/17/2012	8,500	$10.70	$(91,402)
10/18/2012	25,000	$10.70	$(268,760)
10/19/2012	38,505	$10.72	$(413,362)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)	Financial Edge Strategic made the following purchases (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total (Cost)
10/12/2012	10,000	$10.60	$(106,510)
10/17/2012	2,000	$10.71	$(21,514)
10/19/2012	20,000	$10.70	$(215,010)

CUSIP No. 561409103	Page 15 of 19 Pages

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund made the following purchases (and no sales) of Common Stock in the past 60 days.

Date	Number of Shares Purchased	Price per Share	Total (Cost)
10/12/2012	13,000	$10.60	$(138,460)
10/19/2012	10,000	$10.70	$(107,510)

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP made the following purchases (and no sales) of Common Stock in the past 60 days.

Date	Number of Shares Purchased	Price per Share	Total (Cost)
9/24/2012	470	$10.00	$(4,755)
10/12/2012	37,600	$10.60	$(400,450)
10/16/2012	1,200	$10.70	$(12,910)
10/17/2012	4,500	$10.70	$(48,394)
10/18/2012	15,000	$10.70	$(161,291)

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 561409103	Page 16 of 19 Pages

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)           Mr. John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

CUSIP No. 561409103	Page 17 of 19 Pages

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley did not purchase or sell shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement
2	Letter to Company dated October 17, 2012

CUSIP No. 561409103	Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 19, 2012

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

CUSIP No. 561409103	Page 19 of 19 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:           October 19, 2012

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley

2